UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington D.C.

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13-a16 OR 15-d16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of

September 2003

TOTAL S.A.

(Translation of registrant’s name into English)

2, place de la Coupole
92078 Paris La Défense Cedex
France

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover
Form 20-F or Form 40-F.

Form 20-F ☒           Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities
Exchange Act of 1934.

Yes ☐           No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-
s(b) : 82-______.)

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TOTAL S.A.

Date : October 7th, 2003	By	:	/s/ Charles Paris de Bollardière

Name : Charles PARIS de BOLLARDIERE

Title : Treasurer

EXHIBIT INDEX

➢	EXHIBIT 99.1 :	Total Professeurs Associés Celebrates its Second Anniversary (September 15, 2003).

➢	EXHIBIT 99.2 :	Iran : Balal Field Reaches Production Level of 40,000 b/d and is Handed Over to NIOC (September 16 , 2003).

➢	EXHIBIT 99.3 :	LNG Sales & Purchase Agreement signed with Nigeria LNG (September 18, 2003).

➢	EXHIBIT 99.4 :	Statement By Total On The Public Offer By SCH To Purchase 16% of CEPSA (September 26, 2003).

➢	EXHIBIT 99.5 :	Total Takes a 25 % Stake in the Mexican LNG Re-gasification Terminal of Altamira (October 2, 2003).

➢	EXHIBIT 99.6 :	Total and Rosneft Partner in the Russian Black Sea (October 7, 2003).

➢	EXHIBIT 99.7 :	Consolidated Financial Statements of TotalFinaElf (unaudited) June 30, 2003. (including reconciliation to U.S. GAAP)

TABLE OF CONTENTS

SIGNATURES
EXHIBIT INDEX
EX 99.1 : Total Professeurs Associés
EX 99.2 : Iran : Balal Field
EX 99.3 : LNG Sales & Purchase Agreement
EX 99.4 : Statement By Total On The Public Offer
EX 99.5 : Total Takes 25 % Stake in the Mexican LNG
EX 99.6 : Total and Rosneft Partner
EX 99.7 : Consolidated Financial Statements